MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

            NXT Energy Solutions Inc. ("NXT" or the "Company")

Suite 302, 3320 17th Avenue SW

Calgary, Alberta, Canada, T3E 0B4

Item 2              Date of Material Change

            August 31, 2015

Item 3              News Release

A news release disclosing the material change was issued on September 1, 2015.

Item 4              Summary of Material Change

Effective August 31, 2015, the Board of Directors of NXT elected to exercise the Company’s right to convert a total of 8,000,000 Preferred shares, Series 1 (the “Preferred shares”) of the Company into 8,000,000 NXT common shares (the “Conversion”). The Preferred shares were held by George Liszicasz, the President & CEO and a director of NXT. Following the Conversion, Mr. Liszicasz will hold a total of 15,196,490 (or 28.6%) of NXT’s 53,225,509 common shares which will then be outstanding.

Item 5.1           Full Description of Material Change

Mr. George Liszicasz, NXT’s President & CEO and a director of NXT, was issued a total of 10,000,000 Preferred shares effective December 31, 2006 pursuant to a Technology Transfer Agreement (“TTA”) under which NXT acquired certain rights to utilize the SFD® (Stress Field Detection) technology for use in hydrocarbon exploration. The Preferred shares are non-voting, are convertible into NXT common shares on a 1 for 1 basis, and mature on December 31, 2015 (the “Maturity”).

A total of 2,000,000 of the Preferred shares became immediately convertible upon issue in 2006, with the remaining balance of 8,000,000 contingently convertible before Maturity based upon NXT achieving certain milestones based on cumulative revenues.

Effective May 22, 2013, Mr. Liszicasz exercised his right to convert the initial 2,000,000 of the Preferred shares into 2,000,000 common shares, following which he held a total of 7,196,490 (or 17.3%) of NXTs 41,554,959 then outstanding common shares.

The remaining 8,000,000 Preferred shares were able to be converted before Maturity in four separate increments of 2,000,000 Preferred shares each, if NXT achieved specified “Cumulative Revenue” thresholds of US $50 million, US $100 million, US $250 million and US $500 million. In the event that the final Cumulative Revenue threshold of US $500 million is not achieved by December 31, 2015, NXT has the option to either redeem any remaining unconverted Preferred shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, or elect to retain the ownership of the SFD® technology by converting all of the remaining Preferred shares into NXT common shares.

An additional 1,000,000 NXT common shares are issuable to Mr. Liszicasz in the event that cumulative revenues exceed US $500 million by December 31, 2015.

As of June 30, 2015, cumulative revenues earned by NXT were US $29.5 million.

The Board of Directors had the right to cause the conversion of all or any portion of the outstanding Preferred shares, and elected to do so effective August 31, 2015, to allow NXT to retain its rights to the SFD technology.

Also, in January 2014, Mr. Liszicasz personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1 million of the common shares which are now being issued to him upon conversion of the 8 million Preferred Shares. Each of these Rights were subject to certain vesting provisions and will entitle the holder to acquire from Mr. Liszicasz one common share of NXT at a fixed exercise price of $1.77 per share and will expire on December 31, 2015.

Item 5.2           Disclosure of Restructuring Transactions

            Not applicable.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7              Omitted Information

Not applicable.

Item 8              Executive Officer

Greg Leavens, Vice President Finance and Chief Financial Officer of NXT, is knowledgeable about the material change described herein and may be reached at (403) 206-0805

Item 9              Date of Report

            September 1, 2015